UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ascendant Digital Acquisition Corp. III

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G05157 105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. G05157 105

1	NAME OF REPORTING PERSON Ascendant Sponsor LP III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,270,000 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 7,270,000 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,270,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4% (4)
12	TYPE OF REPORTING PERSON OO

(1)

The securities are held directly by Ascendant Sponsor LP III (the “Sponsor”). Ascendant Sponsor GP III LLC (the “GP”) is the general partner of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. David Gomberg is the manager of the GP and has voting and investment discretion with respect to the securities held by the GP.

(2)

The Sponsor owns 7,270,000 Class B Ordinary Shares, par value $0.001 per share (“Class B Ordinary Shares”) of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares par value $0.001 per share (the “Class A Ordinary Shares”) as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-255349) (the “Registration Statement”) and have no expiration date.

(3)

Excludes 11,500,000 Class A Ordinary Shares issuable upon the exercise of 11,500,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Registration Statement.

(4)

Based on 30,000,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares outstanding as of December 23, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q (the “Form 10-Q”), filed with the U.S. Securities and Exchange Commission on December 23, 2021.

CUSIP No. G05157 105

1	NAME OF REPORTING PERSON Ascendant Sponsor GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,270,000 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 7,270,000 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,270,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4% (4)
12	TYPE OF REPORTING PERSON OO

(1)

The securities are held directly by the Sponsor. The GP is the general partner of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. David Gomberg is the manager of the GP and has voting and investment discretion with respect to the securities held by the GP.

(2)

The Sponsor owns 7,270,000 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Registration Statement and have no expiration date.

(3)

Excludes 11,500,000 Class A Ordinary Shares issuable upon the exercise of 11,500,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Registration Statement.

(4)	Based on 30,000,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares outstanding as of December 23, 2021, as reported on the Form 10-Q.

CUSIP No. G05157 105

1	NAME OF REPORTING PERSON David Gomberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,270,000 (1)(2)(3)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 7,270,000 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,270,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4% (4)
12	TYPE OF REPORTING PERSON IN

(1)

The securities are held directly by the Sponsor. The GP is the general partner of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. David Gomberg is the manager of the GP and has voting and investment discretion with respect to the securities held by the GP.

(2)

The Sponsor owns 7,270,000 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Registration Statement and have no expiration date.

(3)

Excludes 11,500,000 Class A Ordinary Shares issuable upon the exercise of 11,500,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Registration Statement.

(4)	Based on 30,000,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares outstanding as of December 23, 2021, as reported on the Form 10-Q.

Item 1(a). Name of Issuer:

Ascendant Digital Acquisition Corp. III

Item 1(b). Address of Issuer’s Principal Executive Offices:

667 Madison Avenue, 5th Floor

New York, New York 10065

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Ascendant Sponsor LP III

2. Ascendant Sponsor GP III LLC

3. David Gomberg

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

667 Madison Avenue, 5th Floor

New York, New York 10065

Item 2(c). Citizenship:

See response to Item 4 on the cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G05157 105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

ASCENDANT SPONSOR LP III

By:	/s/ David Gomberg
Name:	David Gomberg
Title:	Manager

ASCENDANT SPONSOR GP III LLC

/s/ David Gomberg
Name:	David Gomberg
Title:	Manager

DAVID GOMBERG

/s/ David Gomberg
Name:	David Gomberg

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 10, 2022, by and between Ascendant Sponsor LP III, Ascendant Sponsor GP III LLC and David Gomberg.